Exhibit 99.1

ENERPLUS CORPORATION

(the “Corporation”)

Annual Meeting of Shareholders

May 9, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon	Outcome of Vote

1. The election of the following individuals as directors of the Corporation for the following year:

(a) Karen Clarke-Whistler	Approved 98.91% For, 1.09% Withheld

(b) Michael R. Culbert	Approved 98.82% For, 1.18% Withheld

(c) Ian C. Dundas	Approved 98.96% For, 1.04% Withheld

(d) Hilary A. Foulkes	Approved 98.81% For, 1.19% Withheld

(e) Robert B. Hodgins	Approved 91.78% For, 8.22% Withheld

(f) Susan M. MacKenzie	Approved 95.14% For, 4.86% Withheld

(g) Elliott Pew	Approved 98.96% For, 1.04% Withheld

(h) Jeffrey W. Sheets	Approved 99.95% For, 1.05% Withheld

(i) Sheldon B. Steeves	Approved 98.92% For, 1.08% Withheld

2. The appointment of KPMG LLP as the auditors of the Corporation	Approved 99.32% For, 0.68% Withheld

3. The acceptance of the non-binding resolution on the Corporation’s approach to executive compensation	Approved 93.28% For, 6.72% Against